September 18, 2018

Brian Kinion
Chief Financial Officer
Upwork Inc.
441 Logue Avenue
Mountain View, California 94043

       Re: Upwork Inc.
           Registration Statement on Form S-1
           Filed September 6, 2018
           File No. 333-227207

Dear Mr. Kinion:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Filed September 6, 2018

General

1. We note that the registration statement has been amended to include the offering of shares of common stock by selling stockholders. Please tell us whether the shares being offered by the selling stockholders have been issued and are currently outstanding. If not, please discuss the circumstances relating to how and when these shares will be issued to the selling stockholders and advise of the exemption from registration relied upon for the issuance.
 Brian Kinion
Upwork Inc.
September 18, 2018
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Al Pavot, Staff
Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-
7844 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.



                                                            Sincerely,
FirstName LastNameBrian Kinion
                                                            Division of
Corporation Finance
Comapany NameUpwork Inc.
                                                            Office of
Manufacturing and
September 18, 2018 Page 2                                   Construction
FirstName LastName